51 Madison Avenue
New York, New York 10010

April 26, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments regarding the Registrant’s filing on December 29, 2021, of Post-Effective Amendment No. 82 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 88 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ Winslow Large Cap Growth ETF and IQ Winslow Focused Large Cap Growth ETF[1] (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Unless otherwise noted, each comment and response below applies to both Funds.

Comment 1: The Staff reiterates Comment #9 from the Registrant’s previous correspondence dated April 20, 2022 (the “Prior Correspondence”) that each Fund provide disclosure regarding how the Subadvisor will vote the Fund’s proxies on ESG matters and initiatives when prompted to vote on such matters by portfolio companies. This disclosure may be appropriately included in the statement of additional information.

Response:     Winslow Capital, each Fund’s Subadvisor, pursuant to Rule 206(4)-6 under the Investment Advisers Act of 1940, has adopted Proxy Voting Policies and Procedures pursuant to which Winslow Capital has undertaken to vote all proxies or other beneficial interests in an equity security prudently (the “Proxies”) and solely in the best long-term economic interest of its advisory clients and their beneficiaries, considering all relevant factors and without undue influence from individuals or groups who may have an economic interest in the outcome of a proxy vote. Certain

1 The original name of the Fund as reflected in the Registration Statement was IQ Winslow Ultra Large Cap Growth ETF.

ESG factors may be among the relevant factors that Winslow Capital evaluates when voting proxies or other beneficial interests in an equity security. However, this does not change Winslow Capital’s undertaking to vote all Proxies in the best long-term economic interest of its advisory clients and their beneficiaries. As such, both the Registrant and Winslow Capital believe the proxy voting disclosures within the Portfolio’s Statement of Additional Information are accurate and adequate.

Comment 2: The Staff reiterates Comment #10 from the Prior Correspondence requesting that the disclosure set forth in the section entitled “Non-Transparent ETF with Proxy Portfolio Structure,” be revised to include disclosure indicating that the Proxy Portfolio will only hold securities that trade on a national securities exchange and trade contemporaneously with Fund Shares.

Response:     The Registrant has revised the referenced disclosure to include the following:

The Proxy Portfolio will only include securities listed or traded on a national securities exchange that trade contemporaneously with Fund Shares.

Comment 3: The Staff reiterates Comment #11 from the Prior Correspondence requesting confirmation from the Registrant that the Registrant will BXT the Registration Statement until there is receipt of the required exemptive relief.

Response:     The Registrant so confirms.

Comment 4: Please revise “Currency Risk” to remove the reference to direct investments in foreign (non-U.S.) currencies given that the Funds will not make such investments.

Response:     The first sentence of the referenced disclosure has been revised as set forth below:

To the extent the Fund invests in securities issued by companies that receive revenues in foreign (non-U.S.) currencies, it will be subject to the risk that those currencies will decline in value relative to the U.S. dollar.

Comment 5: For IQ Winslow Focused Large Cap Growth ETF, please revise the section entitled “Principal Investment Strategies” to include disclosure explaining how the Fund’s strategy is “focused.” Additionally, please revise “Focused Investment Risk” to remove “[to] the extent the Fund invests a large percentage of its assets …”

Response:     Pursuant to the Staff’s comment, the following disclosure has been added in the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund will normally invest in a limited number of issuers and hold a core position of between 25 and 35 securities . . . (emphasis added)

Additionally, “Focused Investment Risk” has been revised as set forth below.

Because performance is dependent on a smaller number of holdings, the Fund may be more adversely impacted by price volatility than funds with a greater number of holdings. To the extent that the Fund invests a large percentage of its assets in securities of issuers within the same industry, group of industries, sector country or region, an adverse economic, market, political or regulatory development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. Different industries, sectors, countries or regions tend to go through cycles of outperformance and underperformance in comparison to each other and to the general financial markets.

Comment 6: The list of ESG considerations that the Subadvisor may utilize when making investment decisions in the Item 4 disclosure does not align with the considerations listed in the Item 9 disclosure. Please reconcile these differences.

Response:     The list of ESG considerations have been reconciled.

Comment 7: In the section entitled “Additional Investment Strategies,” please specifically disclose the types of investments the Funds may make when taking a temporary defensive position.

Response:     The following disclosure has been added to “Temporary Defensive Positions” in the section entitled “Additional Investment Strategies”:

Under such conditions, each Fund may invest without limit in cash and cash equivalents or other investments permitted by the exemptive order pursuant to which the Funds operate.

Comment 8: Please revise the statement of additional information to include the following disclosure:

The Funds and each person acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

Response:     The revised statement of additional, provided under separate cover, has incorporated the requested disclosure.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jomil Guerrero, Vice President
Adefolahan Oyefeso, Principal Financial Officer
Barry Pershkow, Esq., Chapman and Cutler LLP
Richard Coyle, Esq., Chapman and Cutler LLP

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